

ValueVision Media
(NASDAQ: VVTV)

MANAGEMENT PRESENTATION

Updated as of May 8, 2014

For period ended 2/1/14

DISCLOSURES

SAFE HARBOR

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained herein that are not statements of historical fact may be deemed forward-looking statements. These statements are based on management's current expectations and accordingly are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein due to various important factors, including (but not limited to): consumer preferences, spending and debt levels; the general economic and credit environment; interest rates; seasonal variations in consumer purchasing activities; the ability to achieve the most effective product category mixes to maximize sales and margin objectives; competitive pressures on sales; pricing and gross sales margins; the level of cable and satellite distribution for our programming and the associated fees; our ability to establish and maintain acceptable commercial terms with third-party vendors and other third parties with whom we have contractual relationships, and to successfully manage key vendor relationships; our ability to manage our operating expenses successfully and our working capital levels; our ability to remain compliant with our long-term credit facility covenants; our ability to successfully transition our brand name; the market demand for television station sales; our management and information systems infrastructure; challenges to our data and information security; changes in governmental or regulatory requirements; litigation or governmental proceedings affecting our operations; significant public events that are difficult to predict, or other significant television-covering events causing an interruption of television coverage or that directly compete with the viewership of our programming; and our ability to obtain and retain key executives and employees. More detailed information about those factors is set forth in the Company's filings with the Securities and Exchange Commission, including the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement. The Company is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

The Company includes information on the Future State of the business in certain instances in the following presentation. This information is intended to identify aspirational goals of the Company with respect to certain metrics, and is not tied to a specific date or timeline. These aspirational objectives are forward-looking statements and should be read in conjunction with the company's risk factors identified in our most recent annual report on Form 10-K and periodic reports filed after such 10-K.

Adjusted EBITDA and Adjusted Net Income/(Loss)

EBITDA represents net income (loss) for the respective periods excluding depreciation and amortization expense, interest income (expense) and income taxes. The Company defines Adjusted EBITDA as EBITDA excluding debt extinguishment; non-operating gains (losses); non-cash impairment charges and write-downs; activist shareholder response costs; and non-cash share-based compensation expense. The Company defines Adjusted Net Income/(Loss) as net income/(loss) excluding non-cash impairment charges and write-downs; debt extinguishment; and activist shareholder response costs. The Company has included the term "Adjusted EBITDA" in our EBITDA reconciliation in order to adequately assess the operating performance of our television and Internet businesses and in order to maintain comparability to our analyst's coverage and financial guidance, when given. Management believes that the terms Adjusted EBITDA and Adjusted Net Income/(Loss) allows investors to make a more meaningful comparison between our business operating results over different periods of time with those of other similar companies. In addition, management uses Adjusted EBITDA as a metric to evaluate operating performance under the Company's management and executive incentive compensation programs. Adjusted EBITDA and Adjusted Net Income/(Loss) should not be construed as alternatives to operating income (loss), net income (loss) or to cash flows from operating activities as determined in accordance with generally accepted accounting principles and should not be construed as measures of liquidity. Adjusted EBITDA and Adjusted Net Income/(Loss) may not be comparable to similarly entitled measures reported by other companies. The Company has included a reconciliation of each of Adjusted EBITDA and Adjusted Net Income/(Loss) to net income (loss), their most directly comparable GAAP financial measure, in this release.

LTM

LTM refers to the Last Twelve Months of reported company information on or about the date of this presentation. Data in this deck may be unaudited.

IMPORTANT INFORMATION

This release may be deemed to be solicitation material in respect of the solicitation of proxies from shareholders in connection with one or more meetings of the Company's stockholders, including the Company's 2014 Annual Meeting of Shareholders. The Company, its directors and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies from shareholders in connection with any such meetings of shareholders. Information concerning these directors and executive officers in connection with the matters to be voted on at any such meeting will be included in the proxy statement filed by the Company with the Securities and Exchange Commission (the "SEC") in connection with any such meeting. In addition, the Company files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Any proxy statement, any other relevant documents and any other material filed with the SEC concerning the Company will be, when filed, available free of charge at the SEC website at http://www.sec.gov. SHAREHOLDERS ARE URGED TO READ CAREFULLY ANY SUCH PROXY STATEMENT FILED BY THE COMPANY AND ANY OTHER RELEVANT DOCUMENTS FILED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION WITH RESPECT TO PARTICIPANTS.

SCALABLE, MULTICHANNEL RETAILER

SHQP

ShopHQ.com







Highly Scalable, Multi-Platform Electronic Retailer (TV / Online / Mobile)

Diverse Product Offerings from In-Demand Brands

Attractive Operating and Financial Profile

SHQP

Loyal, Attractive Customer Demographic

Strong, Emotional Connection with Large Addressable TV Audience

U.S. HOME SHOPPING INDUSTRY
Established Over 30 Years

 ShopHQ.com

U.S. home shopping is a growing, $9 billion market



	 SHQP	HSN	QVC
Revenue	$640M	$2,312M	$5,844M
Gross Profit Margin	35.9%	34.5%	36.1%
Adjusted EBITDA	$18M	$261M	$1,352M
Adjusted EBITDA Margin	3%	11%	23%
EBITDA, as reported	$13M	$250M	NA
U.S. Households Reached	87M	96M	98M
Revenue per Household	$7	$24	$60
Units Shipped	9M	47M	106M
Average Price Point	$81	$58	$60
Internet / Mobile Sales %	46%	37%	43%

VVTV: Company Data (LTM ended 2/1/14)

HSNi Earnings Release; Reflects HSN excluding Catalog Operations (LTM ended 12/31/13)

Liberty Interactive Corp. Release; Reflects QVC U.S. Operations Only (LTM ended 12/31/13)

- Please see Appendix for a reconciliation of the Company's Adjusted vs. Reported EBITDA. Moreover, Adjusted EBITDA is expressed as a percentage of net sales.
- HSN's Reported EBITDA is estimated from Operating Income.
- Liberty Interactive Corp. does not provide a break-out of EBITDA, as reported, for QVC's U.S. Operations.
- Households Reached and Revenue per Household for HSN & QVC are estimated by the Company.
- The information provided above with respect to QVC and HSN has been taken from public filings from each entity, and should only be read in conjunction with the risks and other disclosure included in such filings. The Company undertakes no obligation to update or otherwise revise such information based on changes or additional disclosure from QVC or HSN with respect thereto.

KEY GROWTH STRATEGIES

Company positioned for scalable growth, focused on 4 key business drivers



1. Broaden and Diversify With Compelling Product

2. Expand and Optimize TV Distribution Platform

3. Be a Watch & Shop Anytime, Anywhere Experience

4. Grow Customer Base, Purchase Frequency and Retention

An engaged customer base creates foundation for long-term, sustainable growth

DIVERSE PRODUCT MIX WITH DISTINCTIVE NATIONAL BRANDS

SHQP

ShopHQ.com

Annual spend increases with greater product variety



Jewelry & Watches


INVICTA
Salvatore Ferragamo
VERSACE
Gem Treasures
Diamond TREASURES
Constantin Weisz WATCHES

Home & Consumer Electronics


Apple ELECTRONICS
SIMMONS
SAMSUNG
WATERFORD CRYSTAL
Canon
JBL
SONY

Beauty, Health & Fitness


Rodial nature·science·skincare
Juice BEAUTY THE ORGANIC SOLUTION
BORGHESE
SKINN DIMITRI JAMES
ISOMERS
OSMOTICS COSMECEUTICALS

Fashion & Accessories


Patricia Nash
PERLINA NEW YORK
matisse
Calvin Klein
KATE & MALLORY
ELLEN TRACY
Brooks Brothers
PRIX DE DRESSAGE
ARIAT

Increased Product Diversification


100%
80%
60%
40%
20%
0%
F09: 55%, 32%, 7%, 6%
F13: 43%, 33%, 13%, 11%
Future State: 30%, 40%, 16%, 14%
Jewelry & Watches
Home & Consumer Electronics
Beauty, Health, & Fitness
Fashion & Accessories

GROWING NATIONAL AUDIENCE

SHQP

ShopHQ.com

Increased visibility by improving channel positions that our customers frequent

- Continues to grow the number of U.S. households ShopHQ reaches by 3% annually
  - Comparable footprint to QVC (98 million U.S. homes) and HSN (95 million U.S. homes)
- Company has affiliate agreements with all major cable, satellite and telecom distribution providers
- ShopHQ is continuously improving its channel positioning through the addition of a second channel of exposure and lower channel positioning

U.S. Household Penetration



ShopHQ — 87 million

Total US[1] — ~115 million

Increased Second+ Channel Presence



2009

31%

69%

- 2 Channels +
- 1 Channel

Current

25%

75%

- 2 Channels +
- 1 Channel

Select Cable & Satellite TV Distribution Partners

Mediacom   Comcast   dish NETWORK   Charter   verizon

TIME WARNER CABLE   at&t   DIRECTV   COX COMMUNICATIONS   CABLEVISION

- (1) Source: Nielsen, May 2013.

7

WATCH & SHOP ANYTIME, ANYWHERE



ShopHQ's mobile offerings allow customers to shop and buy anytime, anywhere

- Internet / mobile sales represent around 46% of total revenue
- Customers are able to conveniently watch the broadcast, browse, purchase and share products
- Experience inspires shopping and is consistent across all channels
- iPad and Android apps offer content synchronized to the live broadcast
- Mobile growing rapidly and currently represents 25% of internet sales

Mobile & Tablet Options













| Mobile Website | Android App | iPhone App | ShopHQ iPad App | Watches iPad App | Text Alerts |

Internet / Mobile Sales as a % of Total Revenue



F09	F10	F11	F12	F13
34%	41%	45%	46%	46%

ATTRACTIVE CUSTOMER DEMOGRAPHIC

SHQP
ShopHQ.com



Our base of customers is growing in size and is more engaged

Key Characteristics

- 70% female with average income $70k plus
- Community-oriented and college educated; want to be informed and entertained
- Style conscious, valuing newness and unique products
- Customers' shopping demographics index high relative to industry competition
- Strong propensity to buy digitally, with internet / mobile comprising 46% of total sales
- Customers share one common characteristic: They love to shop!

Total Customers (thousands)

F09	F10	F11	F12	F13
1,022	1,144	1,060	1,132	1,357

Net Promoter Score is a key indicator of customer engagement

KEY INDICATOR / INDUSTRY BENCHMARK	2011	2012	2013
Net Promoter Score [1]	**36%**	**47%**	**54%**

(1)   Net Promoter Score, or NPS, is a nationally-recognized third-party customer satisfaction indicator. The Company views this indicator as a reaction of its customers to progress made with certain customer focused initiatives. Going forward, the Company has the opportunity to use NPS as an additional tool to measure changes it is making as policies are implemented.

IMPROVED RETENTION & PURCHASE FREQUENCY

SHQP

ShopHQ.com

Purchase frequency drives retention and supports long term sustainable growth





Customer Retention % by Annual Purchase Frequency

	1x	2x	3x	4x	5x+
	34%	53%	63%	70%	82%

- **Customers who make a greater number of purchases are more likely to repeat as customers the following year**



Annual Customer Purchases by Length of Relationship

	<1 year	1-2 years	2-3 years	3+ years
Average Total $ Spent	$250	$580	$620	$796
Average Number of Purchases	2.2x	5.4x	6.1x	7.5x

- **Customer longevity drives purchase frequency and increases total annual spend**



Customer Retention Supports Long-Term Growth

	F09	F10	F11	F12	F13
Customer Retention %	43%	44%	51%	52%	51%
Customer Retention # (000s)	439	501	541	591	693

- **The Company has recently updated its methodology to consistently define retained customers, for purposes of the above definition, as those customers who have been with ShopHQ for at least 12 months (i.e. more than 52 weeks between their first and last purchase).**

IMPROVED CUSTOMER ENGAGEMENT

SHQP

ShopHQ.com

- Increasing new and repeat customers driven by:
  - Further diversification of product mix
  - Lower average price points offer a lower entry point for new customers
  - Significant improvement in channel positioning
- Increasing average purchase frequency driven by:
  - Offering a broader assortment of merchandise
  - Improved selection of "repurchase-oriented" products (i.e., Fashion and Beauty)
  - Enhanced user experience of mobile applications
  - Increase in the Company's Net Promoter Score, a third-party measure of customer satisfaction

| **Total Customers** |  | **Average Price Point** |  | **Average Purchase Frequency** |  | **Total Revenue** |

Selected Quarterly Metrics				
Quarter	**Total Customers (thousands)**	**Average Price Point**	**Average Purchase Frequency**	**Total Net Sales ($millions)**
F13 Q4	719 ↑ 30%	$74 ↓ (20%)	3.6x ↑ 12%	$193 ↑ 17%
F12 Q4 [1]	553	$92	3.2x	$165
F13 Q3	533 ↑ 20%	$80 ↓ (20%)	3.5x ↑ 12%	$147 ↑ 7%
F12 Q3	445	$100	3.1x	$138
F13 Q2	522 ↑ 22%	$83 ↓ (19%)	3.4x ↑ 11%	$149 ↑ 10%
F12 Q2	429	$102	3.1x	$135
F13 Q1	497 ↑ 7%	$93 ↓ (2%)	3.3x ↑ 6%	$151 ↑ 11%
F12 Q1	466	$95	3.1x	$137

(1) Because ValueVision follows a 4-5-4 retail calendar, every five to six years the Company has an extra week of operations in its reporting cycle, and this occurred in fiscal 2012. Therefore, Q4 fiscal 2012 and full year fiscal 2012 periods have 14 and 53 weeks, respectively, as compared to the same periods other presented years of 13 and 52 weeks. The extra week in Q4 is not included in these calculations to show the numbers on a comparable basis.

KEY OPERATING METRICS

Business realigned to support long-term growth



- Units shipped have grown as ShopHQ has increased its household penetration and purchase frequency
- Lowering average price point broadens appeal across 87 million homes and digital store front
- Improved efficiency demonstrated through lower costs / household and transaction costs / unit



U.S. Households (millions)

15% Growth

75.6 → 86.6

F09 — F13



Average Price Point

25% Decline

$108 → $81

F09 — F13



Net Units Shipped (mm)

60% Growth

4.5 → 7.2

F09 — F13



Return Rate

6% Increase

21% → 22%

F09 — F13



Transaction Costs / Unit

31% Improvement

$3.60 → $2.48

F09 — F13



TV Costs / Household

21% Improvement

$1.35 → $1.07

F09 — F13

- Please see Appendix for above data for years F10 through F12.

STRONG FINANCIAL PERFORMANCE

SHQP

ShopHQ.com

Leverageable fixed cost structure supports improved EBITDA as sales grow

- Management's repositioning of the Company has led to stronger sales growth
- Seven consecutive quarters of positive Adjusted EBITDA
- Results reflect further diversified product mix, increased active customer counts and decreased TV distribution fixed cost base



Revenue ($millions)

Adjusted EBITDA ($millions) [2]

(1)   Because ValueVision follows a 4-5-4 retail calendar, every five to six years the Company has an extra week of operations in its reporting cycle, and this occurred in fiscal 2012. Therefore, Q4 fiscal 2012 and full year fiscal 2012 periods have 14 and 53 weeks, respectively, as compared to the same periods other presented years of 13 and 52 weeks. The extra week in Q4 is not included in these calculations to show the numbers on a comparable basis. The Company reported actual results of $587 million, $178 million, $4.5 million and $4.2 million for F12 revenue, F12Q4 revenue, F12 Adjusted EBITDA and F12Q4 Adjusted EBITDA, respectfully.
(2)   Adjusted for non-recurring items and stock-based compensation.

GROWTH OPPORTUNITIES

ShopHQ.com

Focused on delivering long-term sustainable growth



Expand and Optimize TV Distribution Platform

- Scalable multichannel retail platform with highly leverageable fixed cost base
- Improved channel positioning and adjacencies in strategic markets through the addition of second channels and lower channel positions

Broaden & Diversify Product Offering

- Increased investment in emerging product categories including upscale, luxury, proprietary and national brands

Be A Watch & Shop Anytime, Anywhere Experience

- Multichannel Engagement
  - Internet ↔ TV Promotions
  - Brand Power
  - Live Streaming on Internet & Mobile Platforms
  - Mobile, iPad / Tablet Apps
  - Social Media
  - Interactive Webcasts
  - Contests & Promotions

Grow Customer Base, Purchase Frequency and Retention

- Broader product offering, lower average price point and improved channel positioning attracts new customers
- Increasing purchase frequency drives higher count of retained customers

       

APPENDIX

ShopHQ.com

DOCUMENTS TO FOLLOW:

- Summary P&L

- Summary Balance Sheet

- EBITDA Reconciliation

- Summary Key Operating Results

- Cash Flow

Investors are advised to review carefully the risk factors contained in our most recently filed annual report on Form 10-K filed for our year ended February 2, 2013.

SUMMARY P&L

SHQP
ShopHQ.com

(000 except per share data)	F09 FY 1/30/2010	F10 FY 1/29/2011	F11 FY 1/28/2012	F12 Q1 4/28/2012	F12 Q2 7/28/2012	F12 Q3 10/27/2012	F12 Q4* 2/2/2013	F12 FY* 2/2/2013	F13 Q1 5/4/2013	F13 Q2 8/3/2013	F13 Q3 11/2/2013	F13 Q4 2/1/2014	F13 FY 2/1/2014
Net Sales	$527,873	$562,273	$558,394	$136,549	$135,179	$137,592	$177,500	$586,820	$151,354	$148,564	$147,318	$193,253	$640,489
Cost of Sales	$354,101	$362,744	$354,299	$85,517	$83,499	$86,802	$118,630	$374,448	$94,321	$92,907	$92,083	$131,154	$410,465
Gross Profit	$173,772	$199,529	$204,095	$51,032	$51,680	$50,790	$58,870	$212,372	$57,033	$55,657	$55,235	$62,099	$230,024
Gross Profit %	32.9%	35.5%	36.6%	37.4%	38.2%	36.9%	33.2%	36.2%	37.7%	37.5%	37.5%	32.1%	35.9%
Operating Expenses:													
Distribution and selling	$178,015	$181,536	$188,813	$48,365	$47,181	$46,762	$50,729	$193,037	$46,252	$46,542	$46,683	$52,218	$191,695
General and administrative	$18,373	$19,172	$19,542	$4,667	$4,537	$4,242	$4,851	$18,297	$5,892	$6,177	$6,086	$7,777	$25,932
Depreciation and amortization	$14,320	$13,157	$12,578	$3,428	$3,424	$3,174	$3,198	$13,224	$3,205	$3,098	$3,039	$2,978	$12,320
CEO Transition	$1,932	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
FCC License Impairment	$0	$0	$0	$0	$0	$0	$11,111	$11,111	$0	$0	$0	$0	$0
Restructuring costs	$2,303	$1,130	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total operating expense	$214,943	$214,995	$220,933	$56,460	$55,142	$54,178	$69,889	$235,669	$55,349	$55,817	$55,808	$62,973	$229,947
Operating loss	($41,171)	($15,466)	($16,838)	($5,428)	($3,462)	($3,388)	($11,019)	($23,297)	$1,684	($160)	($573)	($874)	$77
Other income (expense):													
Interest income/(expense)	($4,546)	($9,744)	($5,463)	($2,808)	($380)	($372)	($399)	($3,959)	($367)	($345)	($352)	($355)	($1,419)
Gain/(Loss) on sale of investments or assets	$3,628	$0	$0	$0	$0	$100	$0	$100	$0	$0	$0	$0	$0
Excess of preferred stock carrying value over redemption value & Accretion	$27,300	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Debt extinguishment	$0	($1,235)	($25,679)	($500)	$0	$0	$0	($500)	$0	$0	$0	$0	$0
Total other income/(expense)	$26,382	($10,979)	($31,142)	($3,308)	($380)	($272)	($399)	($4,359)	($367)	($345)	($352)	($355)	($1,419)
Income tax provision	$91	$577	($84)	($3)	($3)	($15)	$0	($20)	($294)	($294)	($292)	($293)	($1,173)
EBITDA, as adjusted	($19,411)	$2,351	$996	($959)	$698	$561	$4,194	$4,494	$5,795	$3,780	$3,595	$4,842	$18,012
Income/(Loss) Before Non Recurring Items	($41,998)	($24,633)	($22,385)	($8,239)	($3,845)	($3,675)	($306)	($16,064)	$1,023	($799)	($1,217)	($1,522)	($2,515)
Total Net Income/(Loss)	($14,698)	($25,868)	($48,064)	($8,739)	($3,845)	($3,675)	($11,417)	($27,676)	$1,023	($799)	($1,217)	($1,522)	($2,515)
Weighted average number of common shares outstanding	32,538	33,326	46,451	48,638	48,854	48,931	49,076	48,875	54,654	49,407	49,605	49,782	49,505
Net income/(loss) per common share	$ (0.45)	$ (0.78)	$ (1.03)	$ (0.18)	$ (0.08)	$ (0.08)	$ (0.23)	$ (0.57)	$ 0.02	$ (0.02)	$ (0.02)	$ (0.03)	$ (0.05)

*Includes 14th week/53rd week

SUMMARY BALANCE SHEET

(In thousands)	F09 1/30/10	F10 1/29/11	F11 1/28/12	F12 02/02/13	F13 Q1 05/04/13	F13 Q2 08/03/13	F13 Q3 11/02/13	F13 Q4 02/01/14
Current assets:								
Cash, cash equivalents & restricted cash	$ 22,060	$ 51,432	$ 35,057	$ 28,577	$ 35,785	$ 34,460	$ 31,096	$ 31,277
Accounts receivable, net	68,891	90,183	80,274	98,360	91,677	84,739	86,995	107,386
Inventories	44,077	39,800	43,476	37,155	46,315	48,965	54,608	51,162
Prepaid expenses and other	4,333	3,942	4,464	6,620	6,172	7,357	6,717	6,032
Total current assets	139,361	185,357	163,271	170,712	179,950	175,521	179,416	195,857
Long term investment	-	-	-	-	-	-	-	-
Property and equipment, net	28,342	25,775	27,992	24,665	23,847	24,302	24,806	24,952
FCC broadcasting license	23,111	23,111	23,111	12,000	12,000	12,000	12,000	12,000
NBC Trademark License Agreement, net	4,154	928	1,215	3,997	2,997	1,998	999	-
Other Assets	1,246	3,188	2,871	725	871	857	814	896
	$ 196,214	$ 238,359	$ 218,460	$ 212,099	$ 219,664	$ 214,678	$ 218,035	$ 233,705
Current liabilities:								
Accounts payable	$ 58,777	$ 58,310	$ 53,437	$ 65,719	$ 68,245	$ 64,427	$ 66,554	$ 77,296
Accrued liabilities and other	27,215	45,488	37,927	30,681	33,568	32,062	33,393	38,620
Total current liabilities	85,992	103,798	91,364	96,400	101,814	96,489	99,947	115,916
Long term lease liability	-	-	-	-	-	-	101	88
Deferred revenue	1,153	425	507	420	399	378	356	335
Deferred Tax Liability	-	-	-	-	290	580	869	1,158
Long Term Payable	4,841	4,894	-	-	-	-	-	-
Term Loan	-	25,000	25,000	-	-	-	-	-
Long Term Credit Facility	-	-	-	38,000	38,000	38,000	38,000	38,000
Series B Preferred Stock & Accrued Dividends	15,924	21,090						
Total liabilities	107,910	155,207	116,871	134,820	140,503	135,447	139,273	155,497
Series A Redeemable Convertible Preferred Stock	-	-	-	-	-	-	-	-
Common stock and warrants	964	980	1,053	1,024	1,027	1,027	1,029	1,031
Additional paid-in capital	316,721	337,421	403,849	407,244	408,101	408,969	409,715	410,681
Accumulated deficit	(229,381)	(255,249)	(303,313)	(330,989)	(329,966)	(330,765)	(331,982)	(333,504)
Total shareholders' equity	88,304	83,152	101,589	77,279	79,162	79,231	78,762	78,208
	$ 196,214	$ 238,359	$ 218,460	$ 212,099	$ 219,664	$ 214,678	$ 218,035	$ 233,705

SUMMARY ADJUSTED EBITDA RECONCILIATION

SHQP

ShopHQ.com

($ 000s)

	F09 FY	F10 FY	F11 FY	F12 Q1	Q2	Q3	Q4*	FY*	F13 Q1	Q2	Q3	Q4	FY
EBITDA, as adjusted	$(19,411)	$ 2,351	$ 996	$ (959)	$ 698	$ 561	$ 4,194	$ 4,494	$ 5,795	$ 3,780	$ 3,595	$ 4,842	$ 18,012
Less:													
FCC license impairment							(11,111)	(11,111)					-
Writedown of Auction Rate Securities													
Gain (loss) on sale of investments or asset	3,628					100		100					-
CEO Transition Cost	(1,932)							-					-
Debt Extinguishment	-	(1,235)	(25,679)	(500)	-	-		(500)					-
Activist Shareholder Response Costs	-	-	-					-			(344)	(1,789)	(2,133)
Restructuring costs and other non-recurring items	(2,303)	(1,130)	-	-	-	-		-				-	-
Non-cash share-based compensation	(3,205)	(3,350)	(5,007)	(991)	(686)	(725)	(854)	(3,257)	(860)	(791)	(718)	(849)	(3,218)
EBITDA (as defined) (a)	(23,223)	(3,364)	(29,690)	(2,450)	12	(64)	(7,771)	(10,274)	4,935	2,989	2,533	2,205	12,662
A reconciliation of EBITDA to net income (loss) is as follows:													
EBITDA, as defined	(23,223)	(3,364)	(29,690)	(2,450)	12	(64)	(7,771)	(10,274)	4,935	2,989	2,533	2,205	12,662
Adjustments:													
Depreciation and amortization	(14,320)	(13,337)	(12,827)	(3,478)	(3,474)	(3,224)	(3,248)	(13,423)	(3,251)	(3,149)	(3,106)	(3,078)	(12,585)
Interest income	382	51	64	-	4	7	-	11	11	3	3	1	18
Interest expense	(4,928)	(9,795)	(5,527)	(2,808)	(384)	(379)	(399)	(3,970)	(378)	(348)	(355)	(356)	(1,437)
Income taxes	91	577	(84)	(3)	(3)	(15)	-	(21)	(294)	(294)	(292)	(293)	(1,173)
Net income (loss)	$(41,998)	$(25,868)	$(48,064)	$(8,739)	$(3,845)	$(3,675)	$(11,418)	$(27,676)	$ 1,023	$ (799)	$(1,217)	$ (1,521)	$ (2,515)

*Includes 14th week/53rd week

a) EBITDA as defined for this statistical presentation represents net income (loss) from continuing operations for the respective periods excluding depreciation and amortization expense, interest income (expense) and income taxes. The Company defines Adjusted EBITDA as EBITDA excluding debt extinguishment; non-operating gains (losses); non-cash impairment charges and write-downs; activist shareholder response costs; and non-cash share-based compensation expense.

Management has included the term EBITDA, as adjusted, in its EBITDA reconciliation in order to adequately assess the operating performance of the Company's television and Internet businesses and in order to maintain comparability to its analyst's coverage and financial guidance. Management believes that EBITDA, as adjusted, allows investors to make a more meaningful comparison between our business operating results over different periods of time with those of other similar small cap, higher growth companies. In addition, management uses EBITDA, as adjusted, as a metric measure to evaluate operating performance under its management and executive incentive compensation programs. EBITDA, as adjusted, should not be construed as an alternative to operating income (loss) or to cash flows from operating activities as determined in accordance with GAAP and should not be construed as a measure of liquidity. EBITDA, as adjusted, may not be comparable to similarly entitled measures reported by other companies.

18

SUMMARY KEY OPERATING METRICS

($ Millions, except ASP, Transaction Costs per Unit & where noted)

	F09 FY 1/30/2010	F10 FY 1/29/2011	F11 FY 1/28/2012	F12 Q1 4/28/2012	F12 Q2 7/28/2012	F12 Q3 10/27/2012	F12 Q4* 2/2/2013	F12 FY* 2/2/2013	F13 Q1 5/4/2013	F13 Q2 8/3/2013	F13 Q3 11/2/2013	F13 Q4 2/1/2014	F13 FY 2/1/2014
Net Sales	$ 527.9	$ 562.3	$ 558.4	$ 136.5	$ 135.2	$ 137.6	$ 177.5	$ 586.8	$ 151.4	$ 148.6	$ 147.3	$ 193.3	$ 640.5
Gross Profit	$ 173.8	$ 199.5	$ 204.1	$ 51.0	$ 51.7	$ 50.8	$ 58.9	$ 212.4	$ 57.0	$ 55.7	$ 55.2	$ 62.1	$ 230.0
Gross Profit %	32.9%	35.5%	36.6%	37.4%	38.2%	36.9%	33.2%	36.2%	37.7%	37.5%	37.5%	32.1%	35.9%
Adjusted EBITDA	$ (19.4)	$ 2.4	$ 1.0	$ (1.0)	$ 0.7	$ 0.6	$ 4.2	$ 4.5	$ 5.8	$ 3.8	$ 3.6	$ 4.8	$ 18.0
Adjusted Net Income/(Loss)	$ (14.7)	$ (24.6)	$ (22.4)	$ (8.2)	$ (3.8)	$ (3.7)	$ (0.3)	$ (16.1)	$ 1.0	$ (0.8)	$ (0.9)	$ 0.3	$ (0.4)
FCC License Impairment	$ -	$ -	$ -	$ -	$ -	$ -	$ (11.1)	$ (11.1)	$ -	$ -	$ -	$ -	$ -
Debt Extinguishment	$ -	$ (1.2)	$ (25.7)	$ (0.5)	$ -	$ -	$ -	$ (0.5)	$ -	$ -	$ -	$ -	$ -
Activist Shareholder Costs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ (0.3)	$ (1.8)	$ (2.1)
Net Income/(Loss)	$ (14.7)	$ (25.9)	$ (48.1)	$ (8.7)	$ (3.8)	$ (3.7)	$ (11.4)	$ (27.7)	$ 1.0	$ (0.8)	$ (1.2)	$ (1.5)	$ (2.5)
Homes (Average 000s)	73,576	76,437	79,822	81,386	82,432	83,268	83,914	82,761	84,955	86,538	86,605	86,669	86,120
Net Shipped Units (000s)	4,537	5,175	4,947	1,336	1,239	1,273	1,763	5,620	1,497	1,627	1,665	2,363	7,152
Average Price Point	$ 108	$ 101	$ 104	$ 95	$ 102	$ 100	$ 92	$ 96	$ 93	$ 83	$ 80	$ 74	$ 81
Return Rate %	21.0%	19.8%	22.6%	21.2%	21.6%	23.5%	22.1%	22.1%	22.5%	22.5%	22.8%	21.5%	22.3%
Internet Sales %	33.7%	41.2%	44.9%	45.9%	45.4%	44.8%	46.3%	45.7%	46.2%	45.1%	47.2%	47.0%	46.4%
Transaction Costs per Unit	$ 3.60	$ 2.90	$ 2.91	$ 2.81	$ 2.69	$ 2.59	$ 2.41	$ 2.60	$ 2.51	$ 2.49	$ 2.55	$ 2.46	$ 2.48
Total Variable Costs % of Net Sales	7.6%	7.5%	8.0%	8.2%	7.1%	7.1%	7.0%	7.3%	7.5%	8.3%	8.1%	8.0%	8.0%
Mobile % of Internet Sales	0%	N/A	7.8%	13.3%	16.0%	18.3%	19.5%	16.9%	22.8%	22.9%	22.4%	29.0%	25.2%
Operating Expenses	$ 215	$ 215	$ 221	$ 57	$ 55	$ 54	$ 70	$ 236	$ 55	$ 56	$ 56	$ 63	$ 230
Distribution cost per home	$ 1.35	$ 1.34	$ 1.34	$ 1.35	$ 1.36	$ 1.34	$ 1.25	$ 1.33	$ 1.06	$ 1.06	$ 1.06	$ 1.11	$ 1.07
Interactive Voice Response %	11%	11%	19%	25%	27%	28%	27%	27%	24%	24%	28%	25%	25%

*Includes 14th and 53rd weeks

SUMMARY KEY OPERATING METRICS

ShopHQ.com

	F09 FY 1/30/2010	F10 FY 1/29/2011	F11 FY 1/28/2012	F12 Q1 4/28/2012	F12 Q2 7/28/2012	F12 Q3 10/27/2012	F12 Q4 2/2/2013	F12 FY 2/2/2013	F13 Q1 5/4/2013	F13 Q2 8/3/2013	F13 Q3 11/2/2013	F13 Q4 2/1/2014	F13 FY 2/1/2014
Total Customers (000s)*	1,022	1,144	1,060	466	429	444	553	1,132	497	522	533	719	1,357
Customer Retention %	43%	44%	51%					52%					51%
Average Annual Purchase Frequency - Orders	3.5x	3.8x	3.7x					4.0x					4.3x
Average Purchase Frequency - Items	4.8x	4.9x	5.0x	3.1x	3.1x	3.1x	3.2x	5.3x	3.3x	3.4x	3.5x	3.6x	5.8x
% of Net Sales by Category:													
Jewelry & Watches	55%	52%	53%	56%	54%	50%	48%	52%	47%	48%	44%	36%	43%
Beauty, Health & Fitness	7%	9%	12%	14%	13%	15%	12%	13%	14%	12%	14%	12%	13%
Fashion & Accessories	6%	6%	7%	8%	8%	7%	8%	8%	9%	12%	12%	10%	11%
Home & Consumer Electronics	32%	33%	28%	22%	25%	28%	32%	27%	30%	28%	30%	42%	33%
	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

*Note: Customers can be active within one to four quarters per year and therefore quarterly active customer counts are not additive.

CASH FLOW

($ 000s)	Year Ending January 30, 2010	Year Ending January 29, 2011	Year Ending January 28, 2012	Year Ending February 2 2013	Year Ending February 1 2014
OPERATING ACTIVITIES:					
Net loss	$ (41,998)	$ (25,868)	$ (48,064)	$ (27,676)	$ (2,515)
Adjustments to reconcile net loss to net cash					
provided by (used for) operating activities-					
Depreciation and amortization	14,320	13,337	12,827	13,424	12,585
Share-based payment compensation	3,205	3,350	5,007	3,257	3,217
Asset impairments and write-offs	1,446	-	-	11,111	-
Amortization of deferred revenue	(715)	(728)	(1,061)	(87)	(85)
Amortization of debt discount & deferred financing costs	181	2,426	1,184	249	178
Write-Off of deferred financing costs	-	809	-	2,306	-
Debt Extinguishment	-	1,235	25,679	500	-
Deferred Income Taxes	-	-	-	-	1,158
Loss (gain) on sale of property and investments or assets	(3,628)	-	(416)	(102)	-
Changes in operating assets and liabilities:					
Accounts receivable, net	(17,581)	(21,292)	9,909	(18,086)	(9,026)
Inventories, net	6,980	4,277	(3,676)	6,321	(14,007)
Prepaid expenses and other	(462)	348	40	(2,066)	649
Accounts payable and accrued liabilities	(4,325)	16,768	(15,447)	2,367	21,799
Accrued dividends payable on Series B Preferred Stock	4,681	5,665	1,069	-	-
Net cash provided by (used for) operating activities	(37,896)	327	(12,949)	(8,482)	13,953
INVESTING ACTIVITIES:					
Property and equipment additions, net or proceeds from sale of	(7,578)	(7,529)	(10,680)	(6,157)	(8,247)
Purchase of NBC Trademark License	-	-	-	(4,000)	(2,830)
Proceeds from sale of investments or assets	19,356	-	-	102	-
Change in restricted cash	(3,471)	99	2,861	-	-
Net cash provided by investing activities	8,307	(7,430)	(7,819)	(10,055)	(11,077)
FINANCING ACTIVITIES:					
Payments for repurchases of common stock	(937)	-	-	-	-
Payments for Series A Preferred Stock Redemption	(3,400)	-	-	-	-
Payments for repurchases of Series B Preferred stock	-	-	(40,853)	-	-
Payment for Series B Preferred Stock Dividend	-	(2,500)	(8,915)	-	-
Payments for deferred issuance costs	(3,648)	(3,292)	(306)	(552)	(390)
Proceeds from issuance of long term debt	-	25,000	-	38,215	-
Payments on long term debt	-	-	-	(25,715)	-
Payments on capital lease	-	-	-	-	(13)
Proceeds from exercise of stock options	729	357	1,828	109	227
Proceeds from issuance of common stock, net	-	17,009	55,500	-	-
Net cash used for financing activities	(7,256)	36,574	7,254	12,057	(176)
Net increase (decrease) in cash and cash equivalents	(36,845)	29,471	(13,514)	(6,480)	2,700
BEGINNING CASH AND CASH EQUIVALENTS	53,845	17,000	46,471	32,957	26,477
ENDING CASH AND CASH EQUIVALENTS	17,000	46,471	32,957	26,477	29,177